UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

XSun Selects Sierra Wireless Device-to-Cloud IoT Solution for Solar-Powered Autonomous Drone

SolarXOne Unmanned Aerial Vehicle designed for long-endurance flights to collect real-time data and efficiently monitor agriculture, maritime, land and industrial infrastructure

Sierra Wireless and XSun demonstrate drone flight simulation at Mobile World Congress 2018, GSMA Innovation City, Hall 4, stand #4A30

BARCELONA, Spain--(BUSINESS WIRE)--February 28, 2018--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), the leading provider of fully integrated end-to-end solutions for Internet of Things (IoT) applications, today announced that XSun has selected Sierra Wireless’ device-to-cloud IoT solution, including AirLink® RV50 gateways, multi-operator smart connectivity services and the AirVantage® IoT platform, for its solar-powered Unmanned Aerial Vehicle (UAV). XSun’s SolarXOne is designed to be autonomous in energy and flight control to enable long-endurance flights for agriculture, maritime, land and industrial infrastructure surveillance.

XSun, a startup based in France, architected the 4.5m-wide SolarXOne with a wide surface of solar panels and a large variety of sensors, giving it the ability to fly autonomously for days, covering long distances while collecting data. Supported by distributor Sphinx Connect France, XSun chose Sierra Wireless’ device-to-cloud solution to enable reliable connectivity and real-time data transmission, which allows its customers to see exactly what’s happening on their sites at any time, so they can intervene quickly, even immediately, in the event of an emergency. The Sierra Wireless solution also enables XSun to measure data consumption and manage its entire fleet lifecycle from its control center.

“Our mission is to create a UAV with the maximum level of autonomy to release the full potential of drones,” said Benjamin David, CEO and founder of XSun. “Sierra Wireless provided us with a complete solution to cover all aspects of communication and monitoring, including multi-operator coverage to ensure a continuous connection between the drone and XSun’s control center. This allows us to focus on bringing a drone to market that can secure critical infrastructure, protect the environment and save lives.”

Critical infrastructure, such as oil and gas pipelines, railways, and electrical grids, must be monitored on a regular basis. Today, this is often done by a piloted helicopter, which has a very high cost and limited range. The SolarXOne is a much more cost-effective, energy-efficient and safer option, plus the drone can fly at a lower altitude, providing higher resolution data. It can be reliably operated from hundreds of kilometers away, flying for days instead of hours, making it ideal for surveilling large areas for applications such as commercial farming, search and rescue, and monitoring for forest fires.

“Integrating IoT technology into the SolarXOne allows XSun to create new business opportunities for its customers,” said Marc Overton, senior vice president and general manager, IoT Services, Sierra Wireless. “With real-time intelligence, XSun customers can automate operations, increase responsiveness and lower their costs to survey and maintain critical infrastructure.”

Mobile World Congress Demonstration

Sierra Wireless and XSun are showcasing a flight simulation of the SolarXOne monitoring a pipeline between France and Spain at Mobile World Congress 2018 in Barcelona, Spain, Feb, 26 – Mar. 1. Visitors to stand #4A30 in the GSMA Innovation City, Hall 4, will experience XSun’s Control Center application and see all the drone data reliably transmitted through Sierra Wireless’ AirLink RV50 gateway and multi-operator smart connectivity services. Sierra Wireless’ AirVantage® IoT platform is used to measure data consumption and manage the drone fleet lifecycle.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has 1,400 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“AirLink”, “AirPrime” and “Sierra Wireless” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media:
Kim Homeniuk, +1-604-233-8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1-604-231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 28, 2018